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May 4, 2007
Via EDGAR and Hand Delivery
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Brian Cascio, Accounting Branch Chief
RE: ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-25566)
Dear Mr. Cascio:
     On behalf of ASML Holding N.V. (“ASML” or the “Company”), we are writing to respond to the comments set forth in your letter to Mr. Peter T.F.M. Wennink, dated April 10, 2007, with respect to the above referenced filing of the Company.
     Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the comment in the Staff’s letter.

Securities and Exchange Commission
May 4, 2007

Form 20-F for the year ended December 31, 2006
Item 5. Operating and Financial Review Prospects — Page 23
A. Operating Results — Page 23
Critical Accounting Policies Using Significant Estimates — Page 23

Share-based compensation expenses — Page 26

Comment 1:	We see that during fiscal year 2006 you began using the implied volatility of your publicly traded stock options to estimate the stock price volatility. We note that the volatility used in the Black Scholes valuation method decreased from 65.6% in 2005 to 30% in 2006 as a result of this change. Please tell us how you determined that implied volatility is more reflective of market conditions and a better indicator of expected volatility. Your explanation should include (a) why you changed your method of determining estimated volatility and (b) why you now only use implied volatility and not a combination of historical and implied volatility. Your response should also include your evaluation of the factors listed in Questions 3 and 4 of SAB Topic 14.D.1. In future filings, provide the disclosures in Question 5 of SAB Topic 14.D.1 including a summary of your evaluation of the factors listed in Questions 2 and 3. We also refer you to SEC Release No. FR-60 and Section V, “Critical Accounting Estimates,” in SEC Release No. FR-72.

Response:	ASML wishes to inform the Staff that the Company changed its method of estimating expected share price volatility as of January 1, 2006 from the exclusive use of historical volatility to the exclusive use of implied volatility primarily because historical volatility showed a significant and consistent downward trend over the past five years that ASML believes is the result of the semiconductor industry becoming more mature and less cyclical. ASML also examined implied volatility indirectly calculated from current traded option prices reported by Bloomberg using an option pricing model (Black Scholes). Based on this analysis, ASML concluded that average historical share price volatility over a period commensurate with the expected term of its employee stock options (4-5 years) is no longer likely to be indicative of future share price movements. Instead, the Company concluded that the use of implied volatility results in a more accurate estimate of the expected share price volatility because it more appropriately reflects market expectations.

As disclosed in Item 3A under Historical Data in ASML’s Annual Report on Form 20-F for the year ended December 31, 2006, ASML’s historical share price volatility decreased from 89% in 2002 to 28% in 2006. The implied volatility in respect of 2006 applied by ASML was approximately 30%, which is significantly lower than the average historical volatility of 55% over the five year period then ended, and much closer to the actual volatility of ASML’s share price in 2006 of 28%.

Securities and Exchange Commission
May 4, 2007

ASML also considered whether it could exclusively rely on implied volatility. SAB Topic 14.D.1 provides guidance that an issuer with actively traded stock options generally should consider when evaluating the extent of its reliance on the implied volatility derived from those traded options as an estimate of expected volatility. Questions 3 and 4 of the Topic provide factors to consider when conducting this analysis. The Company has considered the factors set forth in Question 3 and 4 as follows:

Valuation model with constant volatility ASML uses the Black Scholes option valuation model to value its employee stock options. This model is based upon a constant volatility assumption.

Volume of market activity
ASML has actively traded shares and actively traded stock options on Euronext. In 2006, 280 million options were traded on Euronext; ASML had approximately 477 million shares outstanding at December 31, 2006.

Synchronization of variables
ASML measures market prices (trades or quotes) of traded options and underlying shares at a similar point in time to each other and on a date reasonably close to the grant date of the employee stock options. For 2006, ASML measured market prices of traded options and underlying shares at the grant dates of the employee stock options, and compared such prices to the implied volatility as calculated by Bloomberg at the grant dates.

Similarity of exercise prices
ASML uses the implied volatility as calculated by Bloomberg, which is based on multiple traded stock options with an average exercise price close to the exercise price of the Company’s employee share options.

Similarity of length of terms
ASML uses implied volatility as calculated by Bloomberg, which is based on an average of traded stock options that have a remaining maturity of up to 4 years, a period commensurate with the expected 4-5 year term of ASML’s employee share options at the time of grant. As the staff notes in footnote 50 of SAB Topic 14, the implied volatility derived from a traded option with a term of one year or greater would typically not be significantly different from the implied volatility that would be derived from a traded option with a significantly longer term.

Securities and Exchange Commission
May 4, 2007

Based on the foregoing, ASML believes that consideration of the factors set forth in SAB Topic 14.D.1 Questions 3 and 4 supports its conclusion that it is appropriate to exclusively rely on implied volatility as an estimate of expected stock price volatility to be consistently applied for stock option grants occurring after January 1, 2006.

ASML wishes to inform the staff that in future filings of its Annual Report on Form 20-F, the Company will provide substantially the following disclosures in Item 5A under Critical Accounting Policies and in Note 13 to the Consolidated Financial Statements in accordance with SAB Topic 14.D.1 Question 5 and SEC Release No FR-60 and FR-72:

“We changed our method of estimating expected volatility for all stock options granted after January 1, 2006 from the exclusive use of historical volatility to the exclusive use of implied volatility. The primary reason for this change is that historical volatility had showed a significant and consistent downward trend over the five years ended December 31, 2006, which we believe is the result of the semiconductor industry becoming more mature and less cyclical. Within this period, historical share price volatility decreased from 89% in 2002 to 28% in 2006. The implied volatility as applied by ASML in 2006 was approximately 30%, which is significantly lower than historical share price volatility of 55% over the five-year period then ended, and was much closer to the actual volatility of ASML’s share price over fiscal year 2006 of 28%. Consequently, we no longer believe that an average historical volatility over a period commensurate with the expected term of the employee stock options (4-5 years) is likely to be indicative of future stock price behavior. Instead, we believe that the exclusive use of implied volatility results in a more accurate estimate of the expected stock price volatility because it more appropriately reflects market expectations of future stock price volatility. Our stock options are actively traded on Euronext. For this purpose, we use implied volatility as calculated by Bloomberg, which is based on an average of traded stock options:

• with market prices reasonably close to the date of grant;

• that have exercise prices close to the exercise price of the employee stock options; and

• that have a remaining maturity of up to 4 years.”

Securities and Exchange Commission
May 4, 2007

Item 15. Controls and Procedures — Page 54

Comment 2:	It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please confirm to us that, based on the evaluation of the effectiveness of disclosure controls and procedures performed by management of ASML, you have concluded that your disclosure controls and procedures are effective. Please revise future filings to appropriately address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures. Refer to Exchange Act Rule 13a-15(e).

Response:	The omission of the Chief Executive Officer’s and Chief Financial Officer’s conclusion as to the effectiveness of ASML’s disclosure controls and procedures from the 2006 20-F filing was an inadvertent error. The Company wishes to confirm to the Staff that the Chief Executive Officer and Chief Financial Officer, based on their evaluation of the effectiveness of disclosure controls and procedures as of December 31, 2006, have concluded that ASML’s disclosure controls and procedures are effective.

ASML will appropriately address the conclusions of the Chief Executive Officer and Chief Financial Officer regarding the effectiveness of disclosure controls and procedures in future Annual Reports on Form 20-F that the Company files with the Commission.
Consolidated Financial Statements
Note 13. Employee Benefits — Page F-24

Stock Option Extension Plans and Financing — Page F-27

Comment 3:	We see that for options issued prior to 2001, you offered a virtual financing arrangement whereby you loaned the tax value of the options granted to employees and management under interest free loans which are either repaid upon exercise of the options or forgiven if the options are not exercised. We also note that in 2006 you issued options that will become effective only after options issued in 2000 expire and that the virtual employee loan feature will be transferred to the new option, creating a perpetual loan. Please tell us how you are accounting for the options issued prior to 2001 as well as the options issued in 2006. Please reference the accounting literature in APB Opinion No. 25, FIN 44, EITF 95-16, EITF 00-23 and SFAS 123-R, as appropriate, to substantiate the accounting treatment.

Response:	The employee options issued prior to 2001 (the “A Options”) were accounted for under APB 25 and Fin 44 as permitted under SFAS 123. In accordance with APB 25, the Company accounted for stock option plans using the intrinsic value method and provided pro forma disclosure of the impact of the fair value method on net income and earnings per share. Under the intrinsic value method, no compensation expense was recorded as the exercise price of the options was equal to the stock price at the grant date.

Securities and Exchange Commission
May 4, 2007

In accordance with the Dutch wage tax law prior to 2001, the grant of stock options to employees was a taxable event at the grant date. Employees were required to pay wage tax on the fair value of the stock options as determined by the Dutch tax authorities (“Taxable Fair Value”). However, Dutch tax laws permitted ASML and its employees to avoid income tax payment by entering into a separate loan agreement that required employees to pay to ASML the Taxable Fair Value at the exercise of A Options. Since this structure avoided any tax payments at the date of grant, it did not result in any cash flows between ASML, its employees or the Dutch tax authorities, which is why ASML referred to the structure as a “virtual financing arrangement”.

The exercise price of the A Options was equal to ASML’s share price at the date of grant. However, as a result of the loan structure as described above, ASML effectively has increased the exercise price of the share option to its employees, since the employees will only benefit from the exercise of the share option if ASML’s shares were trading in excess of the exercise price plus the amount of the loan payable to ASML.

ASML believes that the structure implemented by ASML as described above differs significantly from the structures described in EITF 95-16 and EITF 00-23. Therefore ASML believes EITF 95-16 and EITF 00-23 provide limited guidance for the accounting assessment of this structure. However, ASML believes there is an analogy of the virtual financing arrangement in the discussion set out in Issue 15 of EITF 00-23. In accordance with paragraph 49 of this Issue, ASML has accounted for Option A as a fixed award as the loan amount is determined and fixed at the grant date.

After 2001, ASML’s share price declined significantly to approximately EUR 5; the share price is currently approximately EUR 20. The effective exercise price of the A Options (including amounts payable in respect of the associated loans) ranges from approximately EUR 45 to EUR 60, which is significantly above the current share price. Management believes it is increasingly probable that the A Options will expire unexercised. If the A Options expire unexercised the associated loan issued to employees will be forgiven which would be a taxable event. This would trigger a wage tax liability for the employee which would be assumed by ASML in accordance with the loan agreement. In order to preserve the value of the Company loan and prevent the payment of wage tax, ASML decided to issue new options in 2006 (the “B Options”).

Securities and Exchange Commission
May 4, 2007

ASML has accounted for the B Options under the provisions of SFAS 123R. In accordance with SFAS 123R, the Company recorded the fair value of the options (EUR 0.8 million) as an expense in 2006.

The B Options issued in 2006 can only be exercised in the event that the A Options expire unexercised; the A Options expire between 2008 and 2012. The B Options have an indefinite term and the exercise price of B Options is equal to the share price of ASML at the date of grant in 2006. The B Options have no vesting requirements and as such there is no service period related to these options. Furthermore, the B Options are mandatorily exercisable when ASML’s share price reaches a level sufficient for the loan and related wage tax to be repaid from the proceeds with a gain of EUR 1 per stock option remaining for the employee. In return for the grant of the B Options to employees, the loan payable to ASML was converted into a perpetual loan that will no longer be forgiven at the unexercised expiration of A Options. Since the B Options do not have a service period, the fair value of the options was expensed in full at the grant date in 2006 in accordance with SFAS 123R.
* * * *

Securities and Exchange Commission
May 4, 2007

          In response to the Staff’s request, enclosed is an acknowledgement letter from Mr. Peter T.F.M. Wennink, Chief Financial Officer of ASML.
          Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, facsimile 011 44 20 7519 7070. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183, Peter van den Oord of ASML Holding N.V. on 011 31 40 268 5041 or Alfred Popken of Deloitte & Touche L.L.P. on 212 436 3693.
Sincerely,
/s/ Richard A. Ely
Richard A. Ely

Cc:	Securities and Exchange Commission
Kristin Lochhead
Martin James

ASML Holding N.V.
Peter Wennink
Robert Roelofs
Bert Savonije
Peter van den Oord

Deloitte Accountants B.V./Deloitte & Touche L.L.P.
Jan Bune
Pieter van de Goor
Alfred Popken

ASML Holding N.V.

De Run 6501
5504 DR VELDHOVEN
The Netherlands
Phone +31-40-268 3000
www.asml.com
Trade Register 17085815

Eindhoven, The Netherlands
Division of Corporation Finance Securities and Exchange Commission Judiciary Plaza 450 Fifth street, N.W. Washington, DC 20549 Attention: Brian Cascio, Accounting Branch Chief
Date May 4, 2007
Reference Subject ASML Holding N.V. Form 20-F for the fiscal year ended December 31, 2006 (File No. 000-25566)
Dear Mr. Cascio,

In response to the request of the staff of the Securities and Exchange Commission (the “Commission”) set forth in the staff’s letter to ASML Holding N.V. (the “Company”) dated April 10, 2007, the Company hereby acknowledges that:
(a)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASML HOLDING N.V.
By:	/s/ Peter T. F. M. Wennink
Peter T. F. M. Wennink
Chief Financial Officer